JOYMAIN INTERNATIONAL DEVELOPMENT GROUP, INC.

2451 NW 109 Avenue, Suit 9,
Miami, FL 33712

January 8, 2015

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Kathryn McHale

Re:	Joymain International Development Group, Inc.
Form 10-K for the Year Ended April 30, 2015
Filed August 13, 2015
File No. 333-174607

Dear Ms. McHale:

This letter is provided in response to your letter dated December 23, 2015 regarding the above-referenced filing of Joymain International Development Group, Inc (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Form 10-K for the Year Ended April 30, 2015

Item 1. Business, page 5

1.

In future filings, please revise this section to include a more detailed discussion of your business as contemplated by Item 101(h) of Regulation S-K including the distribution method for your product, the competitive business conditions that exist in your markets, and any effect of government regulations on your product. Please provide us with a draft of your proposed disclosure.

Response: pursuant to your comment, we will include the following disclosure in future filings:

On June 25, 2014, we entered into a distribution agreement with Right Fortune to distribute Yolexury and Yolexury Travel Pack, a health juice product which increases energy and stamina, helps to maintain healthy cardio vascular function and promotes healthy digestive system. According to the distribution agreement, we are granted exclusive distribution rights in the Greater China (Mainland China, Hong Kong, Macao and Taiwan) for calendar year 2014. In addition, the term of exclusivity will be automatically renewed annually if we meet the annual Yolexury Minimum Order. The annual Minimum Order for the calendar year 2014 was 400,000 bottles of 750ml Yolexury, which we fulfilled as of October 31, 2014. Accordingly, our agreement has been automatically extended for calendar year 2015. During the year ended April 30, 2015, we generated approximately $1.5 million revenue through sale of the Yolexury products. We sell our Yolexury and Yolexury Travel Pack products on a wholesale basis and grant distribution rights to a trading company in Hong Kong. This trading company then sells the products and grants distribution rights via an import/export company to distributors in mainland China including Nanjing Joymain who sell products to end users in China. The products are shipped directly to ports designated by our sole customer, a Hong Kong trading company from Right Fortune manufacture factory without going through our warehouse to conserve shipping costs.

JOYMAIN INTERNATIONAL DEVELOPMENT GROUP, INC.

2451 NW 109 Avenue, Suit 9,
Miami, FL 33712

COMPEITION

Currently, we rely on a sole supplier and sole customer for supply and sale of Yolexury and Yolexury Travel Pack. Meanwhile, we are devoting our efforts to locating new healthcare products or consumer goods with high quality and good reputation and seeking acquisition candidates in the U.S. or other developed countries. Once we develop new products, we plan to expand our distribution networks to recruit distributors in China instead of depending on our current sole customer, a Hong Kong trading company.

Though we currently do not directly distribute healthcare products in the greater China area, we indirectly compete with many other distributors in healthcare and consumer goods industry. Our competitors may have better resources, more varieties of products and much stronger distribution networks. Changes in economic conditions affecting our end customers’ purchasing power can occur unpredictably which may have significant effects on the sales of our products as our products are considered high end. We compete directly and indirectly with various other consumer producers that provides different health benefits. However, we believe we provide high quality and consistently reliable products that are made in the U.S. to meet our end customers’ increasing demand for safe, high quality, innovative and foreign made products. We are also taking steps to develop and diversify product lines and expand our distribution channel.

GOVERNMENT REGULATIONS

Regarding distribution of consumer goods, the Chinese government and PRC laws do not require any special and/or additional approvals, permissions or any other qualifications except for the relevant business license.

However, for some of our product offerings, the Chinese government may impose certain regulations on the production, distribution and sales. As such, we will only select suppliers and distributors who are in compliance with all laws and regulations as required by the Chinese government, and who possess all required licenses, permits and approvals as is necessary and required to do business in China.

The products we sold are required to meet the food safety requirements of our end customers’ country. Compliance with the food safety laws did not have a material effect on the capital expenditures, earnings or our competitive position in the fiscal 2015. Because these requirements are subject to change, there can be no guarantee against the possibility of additional costs of compliance. However, we do not expect that the future compliance with the government regulations will have a material effect on our capital expenditures, earnings, or competitive positions in fiscal 2016.

JOYMAIN INTERNATIONAL DEVELOPMENT GROUP, INC.

2451 NW 109 Avenue, Suit 9,
Miami, FL 33712

As we currently operates in the U.S. and does not have any PRC subsidiary, we are not subject to China regulations of foreign investment in PRC operating company, foreign currency exchange, or other regulations applicable to an foreign invested entity. However, if we choose to commence our operation in China, we may become subject to those China laws and regulations applicable to a foreign invested entity.

Item 9A. Controls and Procedures, page 19

2.

In your form 10-K for the year ended April 30, 2015, you concluded that your internal control over the financial reporting and disclosure controls and procedures were effective as of April 30, 2015. In the changes in internal control over financial reporting section of Item 4 of your Form 10-Q for the period ended in July 31, 2015, you indicate that your internal control over financial reporting was not effective as of April 30, 2015. Please amend your Form 10-K for the year ended in April 30, 2015 to clearly state your conclusions about the effectiveness of internal control over financial reporting as well as disclosure controls and procedures as of April 30, 2015. In addition, please address the following in your revised disclosures:

•	Please disclose whether you applied the 1992 COSO Framework or the updated COSO 2013 Framework in your assessment of internal control over financial reporting; and
•	Please discuss any material weakness in your internal control over financial reporting identified by management.

Response: Pursuant to your comment, we have revised the disclosure in Item 9A as follows:

ITEM 9A.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was conducted under the supervision and with the participation of our management, including Mr. Suqun Lin, our president and our principal executive officer, and Mr. Chengjie He, our principal financial officer and principal accounting officer (collectively, the “Certifying Officers”), of the effectiveness of the design and operation of our disclosure controls and procedures as of April 30, 2015. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including Certifying Officers, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation, under the supervision and with the participation of Certifying Officers of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. The evaluation of our disclosure controls and procedures included a review of the disclosure controls' and procedures' objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, if any, including process improvements, were being undertaken. Our management concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

JOYMAIN INTERNATIONAL DEVELOPMENT GROUP, INC.

2451 NW 109 Avenue, Suit 9,
Miami, FL 33712

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes but not limits to those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected in a timely manner. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to consolidated financial statement preparation. In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Therefore, any current evaluation of controls cannot and should not be projected to future periods.

JOYMAIN INTERNATIONAL DEVELOPMENT GROUP, INC.

2451 NW 109 Avenue, Suit 9,
Miami, FL 33712

Management assessed our internal control over financial reporting as of the year ended April 30, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 Internal Control-Integrated Framework. The 2013 COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on management’s assessment using the 2013 COSO framework, management identified a material weakness over financial reporting consisting of 1) insufficient accounting staff which results in a lack of segregation of duties necessary for an efficient internal control system; and 2) insufficient documentation with our existing risk assessment and internal controls, existed as of April 30, 2015. As a result, management has concluded that the Company’s internal control over financial reporting was not effective as of April 30, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

In light of this significant deficiency, management performed additional analyses and procedures in order to conclude that our consolidated financial statements for the year ended April 30, 2015 included in this Annual Report on Form 10-K were fairly stated in accordance with GAAP. Accordingly, management believes that despite our significant deficiency, our consolidated financial statements for the year ended April 30, 2015 are fairly stated, in all material respects, in accordance with GAAP.

Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. As a result, we have not been able to take steps to improve our internal controls over financial reporting during the year ended April 30, 2015. However, to the extent possible, we continue to evaluate the effectiveness of internal controls and procedures on an on-going basis. Once our cash flows from operations improve to a level where we are able to hire additional personnel in financial reporting, we plan to improve our internal controls and procedures by hiring an experienced controller and building an internal accounting team with sufficient in-house expertise in US GAAP reporting. However, due to the limited cash flow we are currently having, we can not assure you when we will be able to implement those remediation methods.

JOYMAIN INTERNATIONAL DEVELOPMENT GROUP, INC.

2451 NW 109 Avenue, Suit 9,
Miami, FL 33712

Auditor Attestation

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation we conducted of the effectiveness of our internal control over financial reporting as of April 30, 2015, that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We are also hereby providing the following acknowledgements and representations:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
Joymain International Development Group, Inc.

/s/ Chengjie He
Chengjie He, CFO

cc:	Louis E. Taubman, Esq.
Hunter Taubman Fischer LLC
1450 Broadway Fl 26th, New York, NY 10018